Exhibit 18.1

August 6, 2018

Mr. Atul Kavthekar, Chief Financial Officer

Diplomat Pharmacy, Inc.

4100 South Saginaw Street

Flint, Michigan, 48507

Dear Mr. Kavthekar:

We have been furnished with a copy of the quarterly report on Form 10-Q of Diplomat Pharmacy, Inc. (the “Company”) for the period ended June 30, 2018, and have read the Company’s statements contained in Note 2 to the condensed consolidated financial statements included therein. As stated in Note 2, the Company changed its method of accounting for shipping and handling costs from the Company’s dispensing locations to its customers.  Under the new accounting policy, these costs are included in cost of sales whereas they were previously included in selling, general and administrative expenses.  The Company states that the newly adopted accounting policy is preferable in the circumstances because including these expenses in cost of sales will better align these costs with the related revenue in the gross profit calculation and align the treatment of these costs with the Company’s key competitors.  In accordance with your request, we have reviewed and discussed with Company officials the circumstances and business judgment and planning upon which the decision to make this change in the method of accounting was based.

We have not audited any financial statements of the Company as of any date or for any period subsequent to December 31, 2017, nor have we audited the information set forth in the aforementioned Note 2 to the condensed consolidated financial statements; accordingly, we do not express an opinion concerning the factual information contained therein.

With regard to the aforementioned accounting change, authoritative criteria have not been established for evaluating the preferability of one acceptable method of accounting over another acceptable method.  However, for purposes of the Company’s compliance with the requirements of the Securities and Exchange Commission, we are furnishing this letter.

Based on our review and discussion, with reliance on management’s business judgment and planning, we concur that the newly adopted method of accounting described in Note 2 is preferable in the Company’s circumstances.

Very truly yours,

/s/ BDO USA, LLP

Troy, Michigan